Exhibit 99.1

KNOREX Ltd. Announces Receipt of NYSE American Notice of Trading Suspension and Delisting

ALLEN, Texas and SINGAPORE – November 12, 2026 – KNOREX Ltd. (NYSE American: KNRX) (“KNOREX” or the “Company”), a leading provider of AI-driven cross-channel programmatic advertising solutions, announced that on November 11, 2026, it was notified by NYSE American LLC (the “Exchange”) that the Exchange’s staff has suspended trading in the Company’s Class A ordinary shares, effective immediately, and has determined to commence proceedings to delist the Class A ordinary shares of the Company (the “Notice”). The Exchange cited Section 1003(f)(v) of the NYSE American Company Guide, based on the low selling price of the Class A ordinary shares.

According to the Notice, the Company has the right to a review of the delisting determination by the Listings Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, provided that the Company’s request for such a review must be made by no later than November 18, 2026.

The Company intends to appeal the staff’s determination by requesting a hearing before a Listing Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, as permitted under Section 1203 of the NYSE American Company Guide. During the appeal process, the ordinary shares will remain suspended from trading on the NYSE American. The Class A ordinary shares remain listed on the NYSE American while the appeal is pending. The Exchange has stated that it will apply to the Securities and Exchange Commission to delist the ordinary shares only upon completion of all applicable procedures, including any appeal by the Company. The Company currently intends to seek to effect a reverse stock split as a tool to support its appeal and continued listing. A reverse stock split would not, by itself, change shareholders’ percentage ownership of the Company.

The Company remains focused on its business operations and remains committed to maintaining high standards of corporate governance, compliance, and transparency. The Company will provide further updates as appropriate.

About KNOREX Ltd.

Founded in 2009, KNOREX Ltd. is a B2B technology company that provides AI-driven marketing automation and digital advertising solutions to help businesses simplify and optimize their digital marketing execution. The Company’s flagship platform, KNOREX XPOsm, is an AI-powered, cloud-based advertising technology platform that enables marketers to efficiently plan, execute, and optimize cross-channel ad campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and DOOH advertising.

By leveraging advanced AI/ML-driven automation, KNOREX XPO allows advertisers to enhance campaign performance, reduce wasted ad spend, and scale their marketing efforts while maintaining efficiency and transparency. The platform is designed to address the growing complexity in digital marketing by centralizing campaign execution and analytics into a unified, data-driven workflow.

KNOREX serves global enterprises, agencies, and brands across multiple industries, helping them navigate the rapidly evolving digital advertising landscape with automated, intelligent, and data-driven solutions. The Company has operations in the United States, Vietnam, India, Malaysia, and Singapore.

For additional information, please visit www.knorex.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, the Company’s expectations regarding the completion, timing and size of the proposed Offering and statements regarding the use of proceeds from the sale of the Company’s shares in the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim,” and “anticipate,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com